July 9, 2025

Peter Wright
Chief Executive Officer
McKinley Acquisition Corporation
75 Second Ave., Suite 605
Needham, MA 02494

       Re: McKinley Acquisition Corporation
           Registration Statement on Form S-1
           Filed June 30, 2025
           File No. 333-288439
Dear Peter Wright:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 30, 2025
Exhibits

1.     Please revise Exhibit 10.2 for consistency with the Nasdaq Listing
Rules. More
       specifically, we note that the form trust account termination letter attached as Exhibit
       A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that
       "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . .. ." However,
       Nasdaq Listing Rule IM- 5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard.
 July 9, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Giovanni Caruso